Exhibit 3.8

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES D CONVERTIBLE PREFERRED STOCK OF

BRAZIL MINERALS, INC.

Brazil Minerals, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Nevada does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the Corporation’s Articles of Incorporation and pursuant to Section 78.1955 of the Nevada Revised Statutes, the Board of Directors duly adopted the following resolutions:

RESOLVED, that the designations, powers, preferences, and rights of the Series D Convertible Preferred Stock (the “Series D Preferred Stock”) be, and they hereby are as set forth below:

Section 1.	Designation and Number.

The number of shares initially constituting the Series D Preferred Stock shall be one million (1,000,000), which number may be changed by the Board of Directors, provided, however, that such number may not be decreased below the number of then outstanding shares of Series D Preferred Stock.

Section 2.	Dividends.

If the Corporation declares or pays a dividend or distribution on the Common Stock of the Corporation (the “Common Stock”), whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation of shares of Common Stock for cash, securities or property, the Corporation shall simultaneously declare and pay a dividend on the Series D Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis assuming all shares of Series D Preferred Stock had been converted pursuant to Section 4 as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined).

Section 3.	Voting.

The holders of Series D Preferred Stock shall have no voting rights until such time as the shares of Series D Preferred are converted to shares of Common Stock, with the exception that holders of Series D Preferred shall vote on matters related to this Certificate of Designation pursuant to Section 5 below.

Section 4.	Conversion.

(a) At any time, each holder of Series D Preferred may elect to convert all or a portion of his/her Series D Preferred Stock holdings by delivering to the Corporation a Notice of Conversion, the form of which is attached hereto as Annex A (a “Notice of Conversion”).

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(b) Each one (1) share of Series D Preferred Stock shall be convertible into 10,000 (ten thousand) shares of the Common Stock of the Corporation. The number of shares of Common Stock into which shares of Series D Preferred Stock shall be convertible shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, or similar change in the Corporation’s shares. The good faith determination by the Board of Directors of the appropriate adjustment shall be final and conclusive.

Section 5.	Modification; Amendment or Waiver.

The terms of this Certificate of Designation shall not, by merger, consolidation, or otherwise, be amended, waived, altered, or repealed without a majority affirmative vote of only the holders of the outstanding shares of the Series D Preferred Stock.

Section 6.	Notices.

Whenever notice is required to be given to this Certificate of Designations, unless otherwise provided herein, such notice shall be given at the address then set forth in the Corporation’s records.

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